UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 40-17G

(Fidelity Bond filed pursuant to Rule 17g-1(g) (1) of the Investment Company Act of 1940)

Investment Company Act File number 811-22684

DAXOR CORPORATION

(Exact name of registrant as specified in charter)

350 Fifth Avenue

Suite 7120

New York, NY 10118

(Address of principal executive offices) (Zip code)

Joseph Feldschuh, MD

350 Fifth Avenue

Suite 7120

New York, NY 10118

(Name and address of agent for service)

Registrant’s telephone number, including area code: 1-212-330-8500

Date of fiscal year end: December 31, 2014

Daxor Corporation

350 Fifth Avenue, Suite 7120

New York, New York 10118

September 24, 2014

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Daxor Corporation
Investment Company Act of 1940 – Rule 17g-1(g)
Bonding of Officers and Employees
Daxor Corporation File No. 811-22684

To Whom It May Concern:

Pursuant to Rule 17g-1(g) under the Investment Company Act of 1940 (the “1940 Act”), enclosed herewith, please find a copy of the investment company bond (the “Bond”) in favor of Daxor Corporation, a management investment company registered under the 1940 Act. The term of the Bond is from the period of May 16, 2014 through May 16, 2015.

Please call me at (212) 330-8504 should you have any questions.

Very truly yours,

/s/ David Frankel

David Frankel

Chief Financial Officer

Principal Financial Officer

Principal Accounting Officer

Chief Compliance Officer

Daxor Corporation

LIBERTY MUTUAL INSURANCE COMPANY

(A Massachusetts Stock Insurance Company, hereinafter the “Insurer”)

175 Berkeley Street Boston, MA 02116

Toll-free number: 1-800-677-9163

FINANCIAL INSTITUTION BOND

Standard Form No. 14. Revised to October, 1987

Bond No. FI4NAAZP5K001

DECLARATIONS
Item 1.	Name of Insured (herein called Insured): Daxor Corporation
Principal Address: 350 5th Avenue, Suite 7120 New York, NY 10118

Item 2.	Bond Period: from 12:01 a.m. on May 16, 2014 to 12:01 a.m. on May 16, 2015

(MONTH, DAY, YEAR)     (MONTH, DAY, YEAR)

Item 3.	The Aggregate Liability of the Underwriter during the Bond Period shall be $350,000
Item 4.	Subject to Sections 4 and 11 hereof,
	the Single Loss Limit of Liability is	$350,000
	and the Single Loss Deductible is	$10,000

Provided, however, that if any amounts are inserted below opposite specified Insuring Agreements or Coverage, those amounts shall be controlling. Any amount set forth below shall be part of and not in addition to amounts set forth above. (If an Insuring Agreement or Coverage is to be deleted, insert “Not Covered.”)

Amount applicable to:	Single Loss	Single Loss
	Limit of Liability	Deductible

Basic Bond Coverage	$350,000	$10,000

Insuring Agreement (D) — FORGERY OR ALTERATION	$350,000	$10,000
Insuring Agreement (E) — SECURITIES	$350,000	$10,000
Worldwide Counterfeit Currency	$350,000	$10,000
Optional Insuring Agreement
Computer Systems Fraud	$350,000	$10,000

Item 5.	The liability of the Underwriter is subject to the terms of the following riders attached hereto:

Notice of Membership in Liberty Mutual Holding Company Inc. LMICNOTICE001-1009, U.S. Economic and Trade Endorsement OFAC 08/09, New York Statutory Rider/Endorsement SR 6180c, New York Insurer Notice LMICLE001-NY-0109, Amended RICO Exclusion FIB US LMIC 07 08 07FIB US LMIC 19 08 07, Computer Systems Fraud Insuring Agreement SR 6196, ERISA Rider SR 6145b, Loss Sustained Rider SR 6110f

Item 6.	The Insured by the acceptance of this bond gives notice to the Underwriter terminating or canceling prior bond(s) or policy(ies) No.(s) N/A
Such termination or cancellation to be effective as of the time this bond becomes effective.

In witness whereof, the Underwriter has caused this bond to be executed on the Declarations page.

PRESIDENT	VICE PRESIDENT and SECRETARY
David H. Long	Dexter R. Legg

LIBERTY MUTUAL INSURANCE COMPANY

(A Massachusetts Stock Insurance Company, hereinafter the “Insurer”)

175 Berkeley Street Boston, MA 02116

Toll-free number: 1-800-677-9163

The Company, in consideration of an agreed premium, and in reliance upon all statements made and information furnished to the Company by the Insured in applying for this policy, and subject to the Declarations, Insuring Agreements, General Agreements, Conditions and Limitations and other terms hereof, agrees to indemnify the Insured for:

INSURING AGREEMENTS

FIDELITY

(A)	Loss resulting directly from dishonest or fraudulent acts committed by an Employee acting alone or in collusion with others.

Such dishonest or fraudulent acts must be committed by the Employee with the manifest intent:

(a)	to cause the Insured to sustain such loss; and
(b)	to obtain financial benefit for the Employee and which, in fact, result in obtaining such benefit.

As used in this Insuring Agreement, financial benefit does not include any employee benefits earned in the normal course of employment, including salaries, commissions, fees, bonuses, promotions, awards, profit sharing or pensions.

ON PREMISES

(B)	(1)	Loss of Property resulting directly from
(a)	robbery, burglary, misplacement, mysterious unexplainable disappearance and damage thereto or destruction thereof, or
(b)	theft, false pretenses, common-law or statutory larceny, committed by a person present in an office or on the premises of the Insured, while the Property is lodged or deposited within offices or premises located anywhere.
(2)	Loss of or damage to
(a)	furnishings, fixtures, supplies or equipment within an office of the Insured covered under this bond resulting directly from larceny or theft in, or by burglary or robbery of, such office, or attempt thereat, or by vandalism or malicious mischief, or
(b)	such office resulting from larceny or theft in, or by burglary or robbery of such office or attempt thereat, or to the interior of such office by vandalism or malicious mischief.

provided that

(i)	the Insured is the owner of such furnishings, fixtures, supplies, equipment, or office or is liable for such loss or damage, and
(ii)	the loss is not caused by fire.

IN TRANSIT

(C)	Loss of Property resulting directly from robbery, common-law or statutory larceny, theft, misplacement, mysterious unexplainable disappearance, being lost or made away with, and damage thereto or destruction thereof, while the Property is in transit anywhere in the custody of
(a)	a natural person acting as a messenger of the Insured (or another natural person acting as messenger or custodian during an emergency arising from the incapacity of the original messenger), or
(b)	a Transportation Company and being transported in an armored motor vehicle, or
(c)	a Transportation Company and being transported in a conveyance other than an armored motor vehicle provided that covered Property transported in such manner is limited to the following:
(i)	records, whether recorded in writing or electronically, and
(ii)	Certified Securities issued in registered form and not endorsed, or with restrictive endorsements, and
(iii)	Negotiable Instruments not payable to bearer, or not endorsed, or with restrictive endorsements.

Coverage under this Insuring Agreement begins immediately upon the receipt of such Property by the natural person or Transportation Company and ends immediately upon delivery to the designated recipient or its agent.

FORGERY OR ALTERATION

(D)	Loss resulting directly from
(1)	Forgery or alteration of, on or in any Negotiable Instrument (except an Evidence of Debt), Acceptance, Withdrawal Order, receipt for the withdrawal of Property, Certificate of Deposit or Letter of Credit.
(2)	transferring, paying or delivering any funds or Property or establishing any credit or giving any value on the faith of any written instructions or advices directed to the Insured and authorizing or acknowledging the transfer, payment, delivery or receipt of funds or Property, which instructions or advices purport to have been signed or endorsed by any customer of the Insured or by any financial institution but which instructions or advices either bear a signature which is a Forgery or have been altered without the knowledge and consent of such customer or financial institution.

A mechanically reproduced facsimile signature is treated the same as a handwritten signature.

SECURITIES

(E)	Loss resulting directly from the insured having, in good faith, for its own account or for the account of others
(1)	acquired, sold or delivered, or given value, extended credit or assumed liability, on the faith of, any original
(a)	Certificated Security,
(b)	deed, mortgage or other instrument conveying title to, or creating or discharging a lien upon, real property,
(c)	Evidence of Debt,
(d)	Instruction to a Federal Reserve Bank of the United States, or
(e)	Statement of Uncertificated Security of any Federal Reserve Bank of the United States which
(i)	bears a signature of any maker, drawer, issuer, endorser, assignor, lessee, transfer agent, registrar, acceptor, surety, guarantor, or of any person signing in any other capacity which is a Forgery, or
(ii)	is altered, or
(iii)	is lost or stolen;
(2)	guaranteed in writing or witnessed any signature upon any transfer, assignment, bill of sale, power of attorney, Guarantee, or any items listed in (a) through (c) above.
(3)	acquired, sold or delivered, or given value, extended credit or assumed liability, on the faith of any item listed in (a) and (b) above which is a Counterfeit.

A mechanically reproduced facsimile signature is treated the same as a handwritten signature.

COUNTERFEIT CURRENCY

(F)	Loss resulting directly from the receipt by the Insured, in good faith, of any Counterfeit Money of the United States of America, Canada or of any other country in which the Insured maintains a branch office.

GENERAL AGREEMENTS

NOMINEES

A.	Loss sustained by any nominee organized by the Insured for the purpose of handling certain of its business transactions and composed exclusively of its Employees shall, for all the purposes of this bond and whether or not any partner of such nominee is implicated in such loss, be deemed to be loss sustained by the Insured.

ADDITIONAL OFFICES OR EMPLOYEES—CONSOLIDATION, MERGER OR PURCHASE OF ASSETS—NOTICE

B.	If the Insured shall, while this bond is in force, establish any additional offices, other than by consolidation or merger with, or purchase or acquisition of assets or liabilities of, another institution such offices shall be automatically covered hereunder from the date of such establishment without the requirement of notice to the Underwriter or the payment of additional premium for the remainder of the premium period.

If the Insured shall, while this bond is in force, consolidate or merge with, or purchase or acquire assets or liabilities of, another institution, the Insured shall not have such coverage as is afforded under this bond for loss which

(a)	has occurred or will occur in offices or premises, or
(b)	has been caused or will be caused by an employee or employees of such institution, or

(c)	has arisen or will arise out of the assets or liabilities acquired by the Insured as a result of such consolidation, merger or purchase or acquisition of assets or liabilities unless the Insured shall
(i)	give the Underwriter written notice of the proposed consolidation, merger or purchase or acquisition of assets or liabilities prior to the proposed effective date of such action and
(ii)	obtain the written consent of the Underwriter to extend the coverage provided by this bond to such additional offices or premises, Employees and other exposures, and
(iii)	upon obtaining such consent, pay to the Underwriter an additional premium.

CHANGE OF CONTROL—NOTICE

C.	When the Insured learns of a change in control, it shall give written notice to the Underwriter.

As used in this General Agreement, control means the power to determine the management or policy of a controlling holding company or the Insured by virtue of voting stock ownership. A change in ownership of voting stock which results in direct or indirect ownership by a stockholder or an affiliated group of stockholders of ten percent (10%) or more of such stock shall be presumed to result in a change of control for the purpose of the required notice.

Failure to give the required notice shall result in termination of coverage for any loss involving a transferee, to be effective upon the date of the stock transfer.

REPRESENTATION OF INSURED

D.	The Insured represents that the information furnished in the application for this bond is complete, true and correct. Such application constitutes part of this bond.

Any misrepresentation, omission, concealment or incorrect statement of a material fact, in the application or other- wise, shall be grounds for the rescission of this bond.

JOINT INSURED

E.	If two or more Insureds are covered under this bond, the first named Insured shall act for all Insureds. Payment by the Underwriter to the first named Insured of loss sustained by any Insured shall fully release the Underwriter on account of such loss. If the first named Insured ceases to be covered under this bond, the Insured next named shall thereafter be considered as the first named Insured. Knowledge possessed or discovery made by any Insured shall constitute knowledge or discovery by all Insureds for all purposes of this bond. The liability of the Underwriter for loss or losses sustained by all Insureds shall not exceed the amount for which the Underwriter would have been liable had all such loss or losses been sustained by one Insured.

NOTICE OF LEGAL PROCEEDINGS AGAINST INSURED—ELECTION TO DEFEND

F.	The Insured shall notify the Underwriter at the earliest practicable moment, not to exceed 30 days after notice thereof, of any legal proceeding brought to determine the Insured’s liability for any loss, claim or damage, which, if established, would constitute a collectible loss under this bond. Concurrently, the Insured shall furnish copies of all pleadings and pertinent papers to the Underwriter.

The Underwriter, at its sole option, may elect to conduct the defense of such legal proceeding, in whole or in part. The defense by the Underwriter shall be in the Insured’s name through attorneys selected by the Underwriter. The Insured shall provide all reasonable information and assistance required by the Underwriter for such defense.

If the Underwriter elects to defend the Insured, in whole or in part, any judgment against the Insured on those counts or causes of action which the Underwriter defended on behalf of the Insured or any settlement in which the Underwriter participates and all attorneys’ fees, costs and expenses incurred by the Underwriter in the defense of the litigation shall be a loss covered by this bond.

If the Insured does not give the notices required in subsection (a) of Section 5 of this bond and in the first paragraph of this General Agreement, or if the Underwriter elects not to defend any causes of action, neither a judgment against the Insured, nor a settlement of any legal proceeding by the Insured, shall determine the existence, extent or amount of coverage under this bond for loss sustained by the Insured, and the Underwriter shall not be liable for any attorneys’ fees, costs and expenses incurred by the Insured.

With respect to this General Agreement, subsections (b) and (d) of Section 5 of this bond apply upon the entry of such judgment or the occurrence of such settlement instead of upon discovery of loss. In addition, the Insured must notify the Underwriter within 30 days after such judgment is entered against it or after the Insured settles such legal proceeding, and, subject to subsection (e) of Section 5, the Insured may not bring legal proceedings for the recovery of such loss after the expiration of 24 months from the date of such final judgment or settlement.

CONDITIONS AND LIMITATIONS

DEFINITIONS

Section 1. As used in this bond:

(a)	Acceptance means a draft which the drawee has, by signature written thereon, engaged to honor as presented.
(b)	Certificate of Deposit means an acknowledgment in writing by a financial institution of receipt of Money with an engagement to repay it.
(c)	Certificated Security means a share, participation or other interest in property of or an enterprise of the issuer or an obligation of the issuer, which is:
(1)	represented by an instrument issued in bearer or registered form;
(2)	of a type commonly dealt in on securities exchanges or markets or commonly recognized in any area in which it is issued or dealt in as a medium for investment; and
(3)	either one of a class or series or by its terms divisible into a class or series of shares, participations, interests or obligations.
(d)	Counterfeit means an imitation of an actual valid original which is intended to deceive and to be taken as the original.
(e)	Employee means
(1)	a natural person in the service of the Insured at any of the Insured’s offices or premises covered hereunder whom the Insured compensates directly by salary or commissions and whom the Insured has the right to direct and control while performing services for the Insured;
(2)	an attorney retained by the Insured and an employee of such attorney while either is performing legal services for the Insured;
(3)	a person provided by an employment contractor to perform employee duties for the Insured under the Insured’s supervision at any of the Insured’s offices or premises covered hereunder, and a guest student pursuing studies or duties in any of said offices or premises;
(4)	an employee of an institution merged or consolidated with the Insured prior to the effective date of this bond;
(5)	each natural person, partnership or corporation authorized by the Insured to perform services as data processor of checks or other accounting records of the Insured (not including preparation or modification of computer software or programs), herein called Processor. (Each such Processor, and the partners, officers and employees of such Processor shall, collectively, be deemed to be one Employee for all the purposes of this bond, excepting, however, the second paragraph of Section 12. A Federal Reserve Bank or clearing house shall not be construed to be a processor.); and
(6)	a Partner of the Insured, unless not covered as stated in Item 4 of the Declarations.
(f)	Evidence of Debt means an instrument, including a Negotiable Instrument, executed by a customer of the Insured and held by the Insured which in the regular course of business is treated as evidencing the customer’s debt to the Insured.
(g)	Financial Interest in the Insured of the Insured’s general partner(s), or limited partner(s), committing dishonest or fraudulent acts covered by this bond or concerned or implicated therein means:
(1)	as respects general partner(s) the value of all right, title and interest of such general partner(s), determined as of the close of business on the date of discovery of loss covered by this bond, in the aggregate of:

(a)	the “net worth” of the Insured, which for the purposes of this bond, shall be deemed to be the excess of its total assets over its total liabilities, without adjustment to give effect to loss covered by this bond, (except that credit balances and equities in proprietary accounts of the Insured, which shall include capital accounts of partners, investment and trading accounts of the Insured, participations of the Insured in joint accounts, and accounts of partners which are covered by agreements providing for the inclusion of equities therein as partnership property, shall not be considered as liabilities) with securities, spot commodities, commodity future contracts in such proprietary accounts and all other assets marked to market or fair value and with adjustment for profits and losses at the market of contractual commitments for such proprietary accounts of the Insured; and
(b)	the value of all other Money, securities and property belonging to such general partner(s), or in which such general partner(s) have a pecuniary interest, held by or in the custody of and legally available to the Insured as set-off against loss covered by this bond;

provided, however, that if such “net worth” adjusted to give effect to loss covered by this bond and such value of all other Money, securities and property as set forth in (g)(1)(b) preceding, plus the amount of coverage afforded by this bond on account of such loss, is not sufficient to enable the Insured to meet its obligations, including its obligations to its partners other than to such general partner(s), then the Financial Interest in the Insured, as above defined, of such general partner(s) shall be reduced in an amount necessary, or eliminated if need be, in order to enable the Insured upon payment of loss under this bond to meet such obligations, to the extent that such payment will enable the Insured to meet such obligations, without any benefit accruing to such general partner(s) from such payment; and

(2)	as respects limited partners the value of such limited partner’s(’) investment in the Insured.
(h)	Forgery means the signing of the name of another person or organization with intent to deceive; it does not mean a signature which consists in whole or in part of one’s own name signed with or without authority, in any capacity, for any purpose.
(i)	Guarantee means a written undertaking obligating the signer to pay the debt of another to the Insured or its assignee or to a financial institution from which the Insured has purchased participation in the debt, if the debt is not paid in accordance with its terms.
(j)	Instruction means a written order to the issuer of an Uncertificated Security requesting that the transfer, pledge, or release from pledge of the Uncertificated Security specified be registered.
(k)	Letter of Credit means an engagement in writing by a bank or other person made at the request of a customer that the bank or other person will honor drafts or other demands for payment upon compliance with the conditions specified in the Letter of Credit.
(l)	Money means a medium of exchange in current use authorized or adopted by a domestic or foreign government as a part of its currency.
(m)	Negotiable Instrument means any writing
(1)	signed by the maker or drawer; and
(2)	containing any unconditional promise or order to pay a sum certain in Money and no other promise, order, obligation or power given by the maker or drawer; and
(3)	is payable on demand or at a definite time; and
(4)	is payable to order or bearer.
(n)	Partner means a natural person who
(1)	is a general partner of the Insured, or
(2)	is a limited partner and an Employee (as defined in Section 1(e) (1) of the bond) of the Insured.
(o)	Property means Money, Certificated Securities, Uncertificated Securities of any Federal Reserve Bank of the United States, Negotiable Instruments, Certificates of Deposit, documents of title, Acceptances, Evidences of Debt, security agreements, Withdrawal Orders, certificates of origin or title, Letters of Credit, insurance policies, abstracts of title, deeds and mortgages on real estate, revenue and other stamps, tokens, unsold state lottery tickets, books of account and other records whether recorded in writing or electronically, gems, jewelry, precious metals of all kinds and in any form, and tangible items of personal property which are not herein be- fore enumerated.
(p)	Statement of Uncertificated Security means a written statement of the issuer of an Uncertificated Security containing:
(1)	a description of the Issue of which the Uncertificated Security is a part;
(2)	the number of shares or units:
(a)	transferred to the registered owner;
(b)	pledged by the registered owner to the registered pledgee;

(c)	released from pledge by the registered pledgee;
(d)	registered in the name of the registered owner on the date of the statement; or
(e)	subject to pledge on the date of the statement;
(3)	the name and address of the registered owner and registered pledgee;
(4)	a notation of any liens and restrictions of the issuer and any adverse claims to which the Uncertificated Security is or may be subject or a statement that there are none of those liens, restrictions or adverse claims; and
(5)	the date:
(a)	the transfer of the shares or units to the new registered owner of the shares or units was registered;
(b)	the pledge of the registered pledgee was registered, or
(c)	of the statement, if it is a periodic or annual statement.
(q)	Transportation Company means any organization which provides its own or leased vehicles for transportation or which provides freight forwarding or air express services.
(r)	Uncertificated Security means a share, participation or other interest in property of or an enterprise of the issuer or an obligation of the issuer, which is:
(1)	not represented by an instrument and the transfer of which is registered upon books maintained for that purpose by or on behalf of the issuer;
(2)	of a type commonly dealt in on securities exchanges or markets; and
(3)	either one of a class or series or by its terms divisible into a class or series of shares, participations, interests or obligations.
(s)	Withdrawal Order means a non-negotiable instrument, other than an Instruction, signed by a customer of the Insured authorizing the Insured to debit the customer’s account in the amount of funds stated therein.

EXCLUSIONS

Section 2. This bond does not cover:

(a)	loss resulting directly or indirectly from forgery or alteration, except when covered under Insuring Agreements (A), (D), or (E);
(b)	loss due to riot or civil commotion outside the United States of America and Canada; or loss due to military, naval or usurped power, war or insurrection unless such loss occurs in transit in the circumstances recited in Insuring Agreement (C), and unless, when such transit was initiated, there was no knowledge of such riot, civil commotion, military, naval or usurped power, war or insurrection on the part of any person acting for the Insured in initiating such transit;
(c)	loss resulting directly or indirectly from the effects of nuclear fission or fusion or radioactivity; provided, however, that this paragraph shall not apply to loss resulting from industrial uses of nuclear energy;
(d)	loss resulting from any act or acts of any person who is a member of the Board of Directors of the Insured or a member of any equivalent body by whatsoever name known unless such person is also an Employee or an elected official of the Insured in some other capacity, nor, in any event, loss resulting from the act or acts of any person while acting in the capacity of a member of such Board or equivalent body;
(e)	loss resulting directly or indirectly from the complete or partial nonpayment of, or default upon, any loan or transaction involving the Insured as a lender or borrower, or extension of credit, including the purchase, discounting or other acquisition of false or genuine accounts, invoices, notes, agreements or Evidences of Debt, whether such loan, transaction or extension was procured in good faith or through trick, artifice, fraud or false pretenses, except when covered under Insuring Agreements (A), (D) or (E);
(f)	loss resulting from any violation by the Insured or by any Employee
(1)	of law regulating (i) the issuance, purchase or sale of securities, (ii) securities transactions upon security exchanges or over the counter market, (iii) investment companies, or (iv) investment advisers,

or

(2)	of any rule or regulation made pursuant to any such law,

unless it is established by the Insured that the act or acts which caused the said loss involved fraudulent or dishonest conduct which would have caused a loss to the Insured in a similar amount in the absence of such laws, rules or regulations;

(g)	loss resulting directly or indirectly from the failure of a financial or depository institution, or its receiver or liquidator, to pay or deliver, on demand of the Insured, funds or Property of the Insured held by it in any capacity, except when covered under Insuring Agreements (A) or (B)(1)(a);
(h)	loss caused by an Employee, except when covered under Insuring Agreement (A) or when covered under Insuring Agreement (B) or (C) and resulting directly from misplacement, mysterious unexplainable disappearance or destruction of or damage to Property;

(i)	loss resulting directly or indirectly from transactions in a customer’s account, whether authorized or unauthorized, except the unlawful withdrawal and conversion of Money, securities or precious metals, directly from a customer’s account by an Employee provided such unlawful withdrawal and conversion is covered under Insuring Agreement (A);
(j)	damages resulting from any civil, criminal or other legal proceeding in which the Insured is alleged to have engaged in racketeering activity except when the Insured establishes that the act or acts giving rise to such damages were committed by an Employee under circumstances which result directly in a loss to the Insured covered by Insuring Agreement (A). For the purposes of this exclusion, “racketeering activity” is defined in 18 United States Code 1961 et seq., as amended;
(k)	loss resulting directly or indirectly from the use or purported use of credit, debit, charge, access, convenience, identification, cash management or other cards
(1)	in obtaining credit or funds, or
(2)	in gaining access to automated mechanical devices which, on behalf of the Insured, disburse Money, accept deposits, cash checks, drafts or similar written instruments or make credit card loans, or
(3)	in gaining access to point of sale terminals, customer-bank communication terminals, or similar electronic terminals of electronic funds transfer systems whether such cards were issued, or purport to have been issued, by the Insured or by anyone other than the

Insured, except when covered under Insuring Agreement (A);

(l)	loss involving automated mechanical devices which, on behalf of the Insured, disburse Money, accept deposits, cash checks, drafts or similar written instruments or make credit card loans, except when covered under Insuring Agreement (A);
(m)	loss through the surrender of Property away from an office of the Insured as a result of a threat
(1)	to do bodily harm to any person, except loss of Property in transit in the custody of any person acting as messenger provided that when such transit was initiated there was no knowledge by the Insured of any such threat, or
(2)	to do damage to the premises or property of the Insured,

except when covered under Insuring Agreement (A);

(n)	loss resulting directly or indirectly from payments made or withdrawals from a depositor’s or customer’s account involving erroneous credits to such account, unless such payments or withdrawals are physically received by such depositor or customer or representative of such depositor or customer who is within the office of the Insured at the time of such payment or withdrawal, or except when covered under Insuring Agreement (A);
(o)	loss involving items of deposit which are not finally paid for any reason, including but not limited to Forgery or any other fraud, except when covered under Insuring Agreement (A);
(p)	loss resulting directly or indirectly from counterfeiting, except when covered under Insuring Agreements (A), (E) or (F);
(q)	loss of any tangible item of personal property which is not specifically enumerated in the paragraph defining Property if such property is specifically insured by other insurance of any kind and in any amount obtained by the Insured, and in any event, loss of such property occurring more than 60 days after the Insured takes possession of such property, except when covered under Insuring Agreements (A) or (B)(2);
(r)	loss of Property while
(1)	in the mail, or
(2)	in the custody of any Transportation Company, unless covered under Insuring Agreement (C),

except when covered under Insuring Agreement (A);

(s)	potential income, including but not limited to interest and dividends, not realized by the Insured or by any customer of the Insured;
(t)	damages of any type for which the Insured is legally liable, except compensatory damages, but not multiples thereof, arising directly from a loss covered under this bond;
(u)	all fees, costs and expenses incurred by the Insured
(1)	in establishing the existence of or amount of loss covered under this bond, or
(2)	as a party to any legal proceeding whether or not such legal proceeding exposes the Insured to loss covered by this bond;
(v)	indirect or consequential loss of any nature;
(w)	loss involving any Uncertificated Security except an Uncertificated Security of any Federal Reserve Bank of the United States or when covered under Insuring Agreement (A);

(x)	loss resulting directly or indirectly from any dishonest or fraudulent act or acts committed by any non- Employee who is a securities, commodities, money, mortgage, real estate, loan, insurance, property management, investment banking broker, agent or other representative of the same general character;
(y)	loss caused directly or indirectly by a Partner of the Insured unless the amount of such loss exceeds the Financial Interest in the Insured of such Partner and the Deductible Amount applicable to this bond, and then for the excess only;
(z)	loss resulting directly or indirectly from any actual or alleged representation, advice, warranty or guarantee as to the performance of any investments;
(aa)	loss due to liability imposed upon the Insured as a result of the unlawful disclosure of non-public material information by the Insured or any Employee, or as a result of any Employee acting upon such information, whether authorized or unauthorized.

DISCOVERY

Section 3. This bond applies to loss discovered by the Insured during the Bond Period. Discovery occurs when the Insured first becomes aware of facts which would cause a reasonable person to assume that a loss of a type covered by this bond has been or will be incurred, regardless of when the act or acts causing or contributing to such loss occurred, even though the exact amount or details of loss may not then be known.

Discovery also occurs when the Insured receives notice of an actual or potential claim in which it is alleged that the

Insured is liable to a third party under circumstances which, if true, would constitute a loss under this bond.

LIMIT OF LIABILITY

Section 4.

Aggregate Limit of Liability

The Underwriter’s total liability for all losses discovered during the Bond Period shown in Item 2 of the Declarations shall not exceed the Aggregate Limit of Liability shown in Item 3 of the Declarations. The Aggregate Limit of Liability shall be reduced by the amount of any payment made under the terms of this bond.

Upon exhaustion of the Aggregate Limit of Liability by such payments:

(a)	The Underwriter shall have no further liability for loss or losses regardless of when discovered and whether or not previously reported to the Underwriter, and
(b)	The Underwriter shall have no obligation under General Agreement F to continue the defense of the Insured, and upon notice by the Underwriter to the Insured that the Aggregate Limit of Liability has been exhausted; the Insured shall assume all responsibility for its defense at its own cost.

The Aggregate Limit of Liability shall not be increased or reinstated by any recovery made and applied in accordance with subsections (a), (b) and (c) of Section 7. In the event that a loss of Property is settled by the Underwriter through the use of a lost instrument bond, such loss shall not reduce the Aggregate Limit of Liability.

Single Loss Limit of Liability

Subject to the Aggregate Limit of Liability, the Underwriter’s liability for each Single Loss shall not exceed the applicable Single Loss Limit of Liability shown in Item 4 of the Declarations. If a Single Loss is covered under more than one Insuring Agreement or Coverage, the maximum payable shall not exceed the largest applicable Single Loss Limit of Liability.

Single Loss Defined

Single Loss means all covered loss, including court costs and attorneys’ fees incurred by the Underwriter under General

Agreement F, resulting from

(a)	any one act or series of related acts of burglary, robbery or attempt thereat, in which no Employee is implicated, or
(b)	any one act or series of related unintentional or negligent acts or omissions on the part of any person (whether an Employee or not) resulting in damage to or destruction or misplacement of Property, or
(c)	all acts or omissions other than those specified in (a) and (b) preceding, caused by any person (whether an Employee or not) or in which such person is implicated, or
(d)	any one casualty or event not specified in (a), (b) or (c) preceding.

NOTICE/PROOF—LEGAL PROCEEDINGS AGAINST UNDERWRITER

Section 5.

(a)	At the earliest practicable moment, not to exceed 30 days, after discovery of loss, the Insured shall give the Underwriter notice thereof.
(b)	Within 6 months after such discovery, the Insured shall furnish to the Underwriter proof of loss, duly sworn to, with full particulars.
(c)	Lost Certificated Securities listed in a proof of loss shall be identified by certificate or bond numbers if such securities were issued therewith.
(d)	Legal proceedings for the recovery of any loss hereunder shall not be brought prior to the expiration of 60 days after the original proof of loss is filed with the Underwriter or after the expiration of 24 months from the discovery of such loss.
(e)	If any limitation embodied in this bond is prohibited by any law controlling the construction hereof, such limitation shall be deemed to be amended so as to equal the minimum period of limitation provided by such law.
(f)	This bond affords coverage only in favor of the Insured. No suit, action or legal proceedings shall be brought hereunder by any one other than the named Insured.

VALUATION

Section 6. Any loss of Money, or loss payable in Money, shall be paid, at the option of the Insured, in the Money of the country in which the loss was sustained or in the United States of America dollar equivalent thereof determined at the rate of exchange at the time of payment of such loss.

Securities

The Underwriter shall settle in kind its liability under this bond on account of a loss of any securities or, a t the option of the Insured, shall pay to the Insured the cost of replacing such securities, determined by the market value thereof at the time of such settlement. However, if prior to such settlement the Insured shall be compelled by the demands of a third party or by market rules to purchase equivalent securities, and gives written notification of this to the Underwriter, the cost incurred by the Insured shall be taken as the value of those securities. In case of a loss of subscription, conversion or redemption privileges through the misplacement or loss of securities, the amount of such loss shall be the value of such privileges immediately preceding the expiration thereof. If such securities cannot be replaced or have no quoted market value, or if such privileges have no quoted market value, their value shall be determined by agreement or arbitration.

If the applicable coverage of this bond is subject to a Deductible Amount and/or is not sufficient in amount to indemnify the Insured in full for the loss of securities for which claim is made hereunder, the liability of the Underwriter under this bond is limited to the payment for, or the duplication of, so much of such securities as has a value equal to the amount of such applicable coverage.

Books of Account and Other Records

In case of loss of, or damage to, any books of account or other records used by the Insured in its business, the Underwriter shall be liable under this bond only if such books or records are actually reproduced and then for not more than the cost of the blank books, blank pages or other materials plus the cost of labor for the actual transcription or copying of data which shall have been furnished by the Insured in order to reproduce such books and other records.

Property other than Money, Securities or Records

In case of loss of, or damage to, any Property other than Money, securities, books of account or other records, or damage covered under Insuring Agreement (B)(2), the Underwriter shall not be liable for more than the actual cash value of such Property, or of items covered under Insuring Agreement (B)(2). The Underwriter may, at its election, pay the actual cash value of, replace or repair such property. Disagreement between the Underwriter and the Insured as to the cash value or as to the adequacy of repair or replacement shall be resolved by arbitration.

Set-Off

Any loss covered under this bond shall be reduced by a set-off consisting of any amount owed to the Employee causing the loss if such loss is covered under Insuring Agreement (A)

ASSIGNMENT— SUBROGATION— RECOVERY— COOPERATION

Section 7.

(a)	In the event of payment under this bond, the Insured shall deliver, if so requested by the Underwriter, an assignment of such of the Insured’s rights, title and interest and causes of action as it has against any person or entity to the extent of the loss payment.
(b)	In the event of payment under this bond, the Underwriter shall be subrogated to all of the Insured’s rights of recovery therefore against any person or entity to the extent of such payment.
(c)	Recoveries, whether effected by the Underwriter or by the Insured, shall be applied net of the expense of such recovery first to the satisfaction of the Insured’s loss which would otherwise have been paid but for the fact that it is in excess of either the Single or Aggregate Limit of Liability, secondly, to the Underwriter as reimbursement of amounts paid in settlement of the Insured’s claim, and thirdly, to the Insured in satisfaction of any Deductible Amount. Recovery on account of loss of securities as set forth in the second paragraph of Section 6 or recovery from reinsurance and/or indemnity of the Underwriter shall not be deemed a recovery as used herein.
(d)	Upon the Underwriter’s request and at reasonable times and places designated by the Underwriter the Insured shall
(1)	submit to examination by the Underwriter and subscribe to the same under oath; and
(2)	produce for the Underwriter’s examination all pertinent re- cords; and
(3)	cooperate with the Underwriter in all matters pertaining to the loss.
(e)	The Insured shall execute all papers and render assistance to secure to the Underwriter the rights and causes of action provided for herein. The Insured shall do nothing after discovery of loss to prejudice such rights or causes of action.

LIMIT OF LIABILITY UNDER THIS BOND AND PRIOR INSURANCE

Section 8. With respect to any loss set forth in sub-section (c) of Section 4 of this bond which is recoverable or recovered in whole or in part under any other bonds or policies issued by the Underwriter to the Insured or to any predecessor in interest of the Insured and terminated or canceled or allowed to expire and in which the period for discovery has not expired at the time any such loss thereunder is discovered, the total liability of the Underwriter under this bond and under such other bonds or policies shall not exceed, in the aggregate, the amount carried hereunder on such loss or the amount available to the Insured under such other bonds or policies, as limited by the terms and conditions thereof, for any such loss if the latter amount be the larger.

If the coverage of this bond supersedes in whole or in part the coverage of any other bond or policy of insurance issued by an Insurer other than the Underwriter and terminated, canceled or allowed to expire, the Underwriter, with respect to any loss sustained prior to such termination, cancellation or expiration and discovered within the period permitted under such other bond or policy for the discovery of loss thereunder, shall be liable under this bond only for that part of such loss covered by this bond as is in excess of the amount recoverable or recovered on account of such loss under such other bond or policy, anything to the contrary in such other bond or policy notwithstanding.

OTHER INSURANCE OR INDEMNITY

Section 9. Coverage afforded hereunder shall apply only as excess over any valid and collectible insurance or indemnity obtained by the Insured, or by one other than the Insured on Property subject to exclusion (q) or by a Transportation Company, or by another entity on whose premises the loss occurred or which employed the person causing the loss or the messenger conveying the Property involved.

OWNERSHIP

Section 10. This bond shall apply to loss of Property (1) owned by the Insured, (2) held by the Insured in any capacity, or (3) for which the Insured is legally liable. This bond shall be for the sole use and benefit of the Insured named in the Declarations.

DEDUCTIBLE AMOUNT

Section 11. The Underwriter shall be liable hereunder only for the amount by which any single loss, as defined in Section 4, exceeds the Single Loss Deductible amount for the Insuring Agreement or Coverage applicable to such loss, subject to the Aggregate Limit of Liability and the applicable Single Loss Limit of Liability.

The Insured shall, in the time and in the manner prescribed in this bond, give the Underwriter notice of any loss of the kind covered by the terms of this bond, whether or not the Underwriter is liable therefore, and upon the request of the Underwriter shall file with it a brief statement giving the particulars concerning such loss.

TERMINATION OR CANCELATION

Section 12. This bond terminates as an entirety upon occurrence of any of the following:—(a) 60 days after the receipt by the Insured of a written notice from the Underwriter of its desire to cancel this bond, or (b) immediately upon the receipt by the Underwriter of a written notice from the Insured of its desire to cancel this bond, or (c) immediately upon the taking over of the Insured by a receiver or other liquidator or by State or Federal officials, or (d) immediately upon the taking over of the Insured by another institution, or (e) immediately upon exhaustion of the Aggregate Limit of Liability, or (f) immediately upon expiration of the Bond Period as set forth in Item 2 of the Declarations.

This bond terminates as to any Employee or any partner, officer or employee of any Processor—(a) as soon as any Insured, or any director or officer not in collusion with such person, learns of any dishonest or fraudulent act committed by such person at any time, whether in the employment of the Insured or otherwise, whether or not of the type covered under Insuring Agreement (A), against the Insured or any other person or entity, without prejudice to the loss of any Property then in transit in the custody of such person, or (b) 15 days after the receipt by the Insured of a written notice from the Underwriter of its desire to cancel this bond as to such person.

Termination of the bond as to any Insured terminates liability for any loss sustained by such Insured which is discovered after the effective date of such termination.

In witness whereof, the Underwriter has caused this bond to be executed on the Declarations page.

PRESIDENT	VICE PRESIDENT and SECRETARY
David H. Long	Dexter R. Legg

LIBERTY MUTUAL INSURANCE COMPANY

(A Massachusetts Stock Insurance Company, hereinafter the “Insurer”)

Effective Date:	May 16, 2014

To be attached to and form part of Financial Institution Bond, Standard Form No. 14

Bond Number:	FI4NAAZP5K001

In favor of:	Daxor Corporation

NOTICE OF MEMBERSHIP IN LIBERTY MUTUAL HOLDING COMPANY INC AND

NOTICE OF ANNUAL MEETING

Liberty Mutual Insurance Company is a Massachusetts stock insurance company subsidiary of Liberty Mutual Holding Company Inc., a Massachusetts mutual holding company. Insurance is provided by Liberty Mutual Insurance Company. The named insured first named in the declarations is a member of Liberty Mutual Holding Company Inc.

As a member of Liberty Mutual Holding Company Inc., the named insured first named is entitled, among other things, to vote either in person or by proxy at the annual meeting or special meetings of said company. The Annual Meeting of Liberty Mutual Holding Company Inc. is at its offices located at 175 Berkeley Street, Boston, Massachusetts, on the second Wednesday in April each year at ten o’clock in the morning.

Members of Liberty Mutual Holding Company Inc. may request a copy of the company’s annual financial statement, which are posted on Liberty Mutual’s website at www.libertymutual.com, by writing to Liberty Mutual Holding Company Inc., 175 Berkeley Street, Boston, Massachusetts 02116, Attention: Corporate Secretary.

PRESIDENT	VICE PRESIDENT and SECRETARY
David H. Long	Dexter R. Legg

LIBERTY MUTUAL INSURANCE COMPANY

(A Massachusetts Stock Insurance Company, hereinafter the “Insurer”)

Effective Date:	May 16, 2014

To be attached to and form part of Financial Institution Bond, Standard Form No. 14

Bond Number:	FI4NAAZP5K001

In favor of:	Daxor Corporation

U.S. ECONOMIC AND TRADE SANCTIONS CLAUSE

Whenever coverage provided by this policy would be in violation of any U.S. economic or trade sanctions such as, but not limited to, those sanctions administered and enforced by the U.S. Treasury Department’s Office of Foreign Assets Control (“OFAC”), such coverage shall be null and void. Similarly, any coverage relating to or referred to in any certificates or other evidences of insurance or any claim that would be in violation of U.S. economic or trade sanctions as described above shall also be null and void.

LIBERTY MUTUAL INSURANCE COMPANY

(A Massachusetts Stock Insurance Company, hereinafter the “Insurer”)

RIDER NO. 1

Effective Date:	May 16, 2014

To be attached to and form part of Financial Institution Bond, Standard Form No. 14

Bond Number:	FI4NAAZP5K001

In favor of:	Daxor Corporation

It is agreed that:

1.	Part (a) of the section entitled “Termination or Cancellation” of this bond/policy is deleted and cancellation of this bond/policy by the Underwriter/Company is subject to the following provisions:
a.	If this bond/policy has been in effect for 60 days or less, the underwriter/company may cancel this bond/policy by mailing or delivering to the first named Insured written notice of cancellation at least:

(1)	20 days before the effective date of cancellation if the underwriter/company cancels for any reason not included in paragraph (2) below.
(2)	15 days before the effective date of cancellation if the underwriter/company cancels for any of the following reasons:
(i)	Nonpayment of premium provided, however, that a notice of cancellation for this reason shall inform the Insured of the amount due;
(ii)	Conviction of a crime arising out of acts increasing the hazard insured against;
(iii)	Discovery of fraud or material misrepresentation in the obtaining of the bond/policy or in the presentation of a claim;
(iv)	After issuance of the bond/policy or after the last renewal date, discovery of an act or omission, or a violation of a bond/policy condition, that substantially and materially increases the hazard insured against, and that occurred subsequent to inception of the current bond/policy period;
(v)	Material physical change in the property insured, occurring after issuance or last annual renewal anniversary date of the bond/policy, that results in the property becoming uninsurable in accordance with our objective, uniformly applied underwriting standards in effect at the time the bond/policy was issued or last renewed; or material change in the nature or extent of the risk, occurring after issuance or last annual renewal anniversary date of the bond/policy, that causes the risk of loss to be substantially and materially increased beyond that contemplated at the time the bond/policy was issued or last renewed;
(vi)	Required pursuant to a determination by the Superintendent that continuation of our present premium volume would jeopardize our solvency or be hazardous to the interest of our policyholders, our creditors or the public;
(vii)	A determination by the Superintendent that the continuation of the bond/policy would violate, or would place us in violation of, any provision of the Insurance Code; or
(viii)	Where the underwriter/company has reason to believe, in good faith and with sufficient cause, that there is a probable risk of danger that an insured will destroy, or permit to be destroyed, the insured property for the purpose of collecting the insurance proceeds. If the underwriter/company cancels for this reason, the first named Insured may make a written request to the Insurance Department, within 10 days of receipt of this notice, to review the cancellation decision. Also, the underwriter/company will simultaneously send a copy of the cancellation notice to the Insurance Department.

NEW YORK STATUTORY RIDER/ENDORSEMENT

FOR USE WITH FINANCIAL INSTITUTION BONDS, STANDARD FORMS NOS. 14,

15, 24 AND 25, AND EXCESS BANK EMPLOYEE DISHONESTY BOND,

STANDARD FORM NO. 28, AND COMPUTER CRIME POLICY FOR FINANCIAL

INSTITUTIONS TO COMPLY WITH STATUTORY REQUIREMENTS.

REVISED TO DECEMBER, 2004

b.	If this bond/policy has been in effect for more than 60 days, or if this bond/policy is a renewal or continuation of a bond/policy the underwriter/company issued, the underwriter/company may cancel only for any of the reasons listed in paragraph 2. above, provided the underwriter/company mails the first named Insured written notice at least 15 days before the effective date of cancellation. If cancellation is for nonpayment of premium, the notice of cancellation shall inform the Insured of the amount due.
c.	The underwriter/company will mail or deliver notice, including the reason for cancellation, to the first named Insured at the address shown in the bond/policy and to the authorized agent or broker.
d.	If this bond/policy is canceled, the underwriter/company will send the first named Insured any premium refund due. If the underwriter/company cancels, the refund will be pro rata. If the first named Insured cancels, the refund may be less than pro rata. However, when the premium is advanced under a premium finance agreement, the cancellation refund will be pro rata. Under such financed policies, the underwriter/company will be entitled to retain a minimum earned premium of 10% of the total premium or $60, whichever is greater. The cancellation will be effective even if the underwriter/company has not made or offered a refund.
e.	If one of the reasons for cancellation in paragraph a.(2) exists, the underwriter/company may cancel this entire bond/policy, even if the reason for cancellation pertains only to a new coverage or endorsement initially effective subsequent to the original issuance of this bond/policy.

2.	Renewal or nonrenewal of this bond/policy by the Underwriter/Company is subject to the following provisions:
a.	If the underwriter/company decides not to renew this bond/policy, it will send notice as provided in paragraph c. below.
b.	If the underwriter/company conditionally renews this bond/policy subject to a change of limits, change in type of coverage, reduction of coverage, increased deductible, addition of exclusion, or increased premiums in excess of 10% (exclusive of any premium increase due to insured value added, increased exposure units, or as a result of experience rating, loss rating, retrospective rating or audit) the underwriter/company will send notice as provided in paragraph c. below.
c.	If the underwriter/company decides not to renew this bond/policy, or to conditionally renew this bond/policy as provided in paragraph 2.b. above, the underwriter/company will mail or deliver written notice to the first named Insured shown in the Declarations at least 60 days, but not more than 120 days, before the expiration date of the bond/policy or, the anniversary date if this is a continuous bond/policy.
d.	Notice will be mailed or delivered to the first named Insured at the address shown in the bond/policy and to the authorized agent or broker. If notice is mailed, proof of mailing will be sufficient proof of notice.
e.	Notice will include the specific reason(s) for nonrenewal or conditional renewal, including the amount of any premium increase for conditional renewal and a description of any other changes.
f.	If the underwriter/company violates the provisions of paragraph c. above by sending the first named Insured an incomplete or late conditional renewal notice or a late nonrenewal notice:

(1)	prior to the expiration date of the bond/policy, coverage will remain in effect at the same terms and conditions of this bond/policy at the lower of the current rates or the prior period’s rates until 60 days after such notice is mailed or delivered, unless the first named Insured, during this 60 day period, has replaced the coverage or elects to cancel; provided, however, that if the insured elects to renew on the basis of a conditional renewal notice and the notice was provided at least thirty (30) days prior to the expiration date of this Policy, then the terms, conditions and rates set forth in the conditional renewal notice shall apply as of the renewal date; or
(2)	on or after the expiration date of this bond/policy, coverage will remain in effect at the same terms and conditions of this bond/policy for another required bond/policy period, at the lower of the current rates or the prior period’s rates, unless the first named Insured, during this additional required bond/policy period, has replaced the coverage or elects to cancel.
g.	The underwriter/company need not send notice of nonrenewal or conditional renewal if the first named Insured, its authorized agent or broker or another insurer of the first named Insured mails or delivers notice that the bond/policy has been replaced or is no longer desired.

NEW YORK STATUTORY RIDER/ENDORSEMENT

FOR USE WITH FINANCIAL INSTITUTION BONDS, STANDARD FORMS NOS. 14,

15, 24 AND 25, AND EXCESS BANK EMPLOYEE DISHONESTY BOND,

STANDARD FORM NO. 28, AND COMPUTER CRIME POLICY FOR FINANCIAL

INSTITUTIONS TO COMPLY WITH STATUTORY REQUIREMENTS.

REVISED TO DECEMBER, 2004

LIBERTY MUTUAL INSURANCE COMPANY

(A Massachusetts Stock Insurance Company, hereinafter the “Insurer”)

RIDER NO. 2

Effective Date:	May 16, 2014

To be attached to and form part of Financial Institution Bond, Standard Form No. 14

Bond Number:	FI4NAAZP5K001

In favor of:	Daxor Corporation

NEW YORK INSURER NOTICE

The failure to give notice as prescribed by this policy will not invalidate a claim made by the insured, an insured person, or any other claimant, unless the late notice has prejudiced the insurer, except as provided under NY Insurance Law section 3420(a)(4). With respect to a personal injury or wrongful death claim, if the insurer disclaims liability or denies coverage based on a failure to provide timely notice, then the injured person or other claimant may maintain an action directly against the insurer, on the sole question of late notice, unless the insured or the insurer, within 60 days of the disclaimer, initiates an action to declare the rights of the parties under the policy, and names the injured person or other claimant as a party to the action.

LIBERTY MUTUAL INSURANCE COMPANY

(A Massachusetts Stock Insurance Company, hereinafter the “Insurer”)

RIDER NO. 3

Effective Date:	May 16, 2014

To be attached to and form part of Financial Institution Bond, Standard Form No. 14

Bond Number:	FI4NAAZP5K001

In favor of:	Daxor Corporation

AMENDED REPRESENTATION OF INSURED

It is agreed that:

1.	General Agreement D, REPRESENTATION OF INSURED, is deleted and replaced in its entirety with the following:

D.	The Insured represents that the information furnished in the application for this bond is complete, true and correct. Such application constitutes part of this bond.

Any intentional misrepresentation, omission, concealment or incorrect statement of a material fact, in the application or otherwise, shall be grounds for the rescission of this bond.

2.	Nothing herein contained shall be held to vary, alter, waive or extend any of the terms, limitations, conditions or agreements of the attached bond other than as above stated.

LIBERTY MUTUAL INSURANCE COMPANY

(A Massachusetts Stock Insurance Company, hereinafter the “Insurer”)

RIDER NO. 4

Effective Date:	May 16, 2014

To be attached to and form part of Financial Institution Bond, Standard Form No. 14

Bond Number:	FI4NAAZP5K001

In favor of:	Daxor Corporation

AMENDED RICO EXCLUSION

It is agreed that:

1.	Exclusion (j) is hereby amended by deleting the word “alleged” and replacing it with “adjudicated.”

2.	Nothing herein contained shall be held to vary, alter, waive or extend any of the terms conditions, provisions, agreements or limitations of the bond, other than as stated herein.

LIBERTY MUTUAL INSURANCE COMPANY

(A Massachusetts Stock Insurance Company, hereinafter the “Insurer”)

RIDER NO. 5

Effective Date:	May 16, 2014

To be attached to and form part of Financial Institution Bond, Standard Form No. 14

Bond Number:	FI4NAAZP5K001

In favor of:	Daxor Corporation

It is agreed that:

1.	The attached bond is amended by adding an Insuring Agreement as follows:

COMPUTER SYSTEMS FRAUD

Loss resulting directly from a fraudulent

(1)	entry of Electronic Data or Computer Program into, or
(2)	change of Electronic Data or Computer Program within

any Computer System operated by the Insured, whether owned or leased; or any Computer System identified in the application for this bond; or a Computer System first used by the Insured during the Bond Period, as provided by General Agreement B of this bond;

provided that the entry or change causes

(i)	Property to be transferred, paid or delivered,
(ii)	an account of the Insured, or of its customer to be added, deleted, debited or credited, or
(iii)	an unauthorized account or a fictitious account to be debited or credited.

In this Insuring Agreement, fraudulent entry of change shall include such entry or change made by an Employee of the Insured acting in good faith on an instruction from a software contractor who has a written agreement with the Insured to design, implement or service programs for a Computer System covered by this Insuring Agreement.

2.	In addition to the Conditions and Limitations in the bond, the following, applicable to the Computer Systems Fraud Insuring Agreement, are added:

DEFINITIONS

(A)	Computer Program means a set of related electronic instructions which direct the operations and functions of a computer or devices connected to it which enable the computer or devices to receive, process, store or send Electronic Data;
(B)	Computer System means
(1)	computers with related peripheral components, including storage components wherever located,
(2)	systems and applications software,
(3)	terminal devices, and
(4)	related communications networks by which Electronic Data are electronically collected, transmitted, processed, stored and retrieved;
(C)	Electronic Data means facts or information converted to a form usable in a Computer System by Computer Programs, and which is stored on magnetic tapes or disks, or optical storage disks or other bulk media.

COMPUTER SYSTEMS FRAUD INSURING AGREEMENT

FOR USE WITH FINANCIAL INSTITUTION BONDS, STANDARD FORMS NOS. 14,

15 AND 25

ADOPTED DECEMBER, 1993

EXCLUSIONS

(A)	loss resulting directly or indirectly from the assumption of liability by the Insured by contract unless the liability arises from a loss covered by the Computer Systems Fraud Insuring Agreement and would be imposed on the Insured regardless of the existence of the contract:
(B)	loss resulting directly or indirectly from negotiable instruments, securities, documents or other written instruments which bear a forged signature, or are counterfeit, altered or otherwise fraudulent and which are used as source documentation in the preparation of Electronic Data or manually keyed into a data terminal;
(C)	loss resulting directly or indirectly from
(1)	mechanical failure, faulty construction, error in design, latent defect, fire, wear or tear, gradual deterioration, electrical disturbance or electrical surge which affects a Computer System, or
(2)	failure or breakdown of electronic data processing media, or
(3)	error omission in programming or processing;
(D)	loss resulting directly or indirectly from the input of Electronic Data into a Computer System terminal device either on the premises of a customer of the Insured or under the control of such a customer by a person who had authorized access to the customer’s authentication mechanism;
(E)	loss resulting directly or indirectly from the theft of confidential information.

SERIES OF LOSSES

All loss or series of losses involving the fraudulent acts of one individual, or involving fraudulent acts in which one individual is implicated, whether or not that individual is specifically identified, shall be treated as a Single Loss and subject to the Single Loss Limit of Liability. A series of losses involving unidentified individuals but arising from the same method of operation shall be deemed to involve the same individual and in that event shall be treated as a Single Loss and subject to the Single Loss Liability.

3.	The exclusion below, found in financial institution bonds forms 14, and 25, does not apply to the Computer Systems Fraud Insuring Agreement.

“loss involving any Uncertificated Security except an Uncertificated Security of any Federal Reserve Bank of the United States or when covered under Insuring Agreement (A);”

4.	This rider shall become effective as of 12:01 a.m. on May 16, 2014.

Accepted:

COMPUTER SYSTEMS FRAUD INSURING AGREEMENT

FOR USE WITH FINANCIAL INSTITUTION BONDS, STANDARD FORMS NOS. 14,

15 AND 25

ADOPTED DECEMBER, 1993

LIBERTY MUTUAL INSURANCE COMPANY

(A Massachusetts Stock Insurance Company, hereinafter the “Insurer”)

RIDER NO. 6

Effective Date:	May 16, 2014

To be attached to and form part of Financial Institution Bond, Standard Form No. 14

Bond Number:	FI4NAAZP5K001

In favor of:	Daxor Corporation

It is agreed that:

1.	“Employee” as used in the attached bond shall include any natural person who is a director or trustee of the Insured while such director or trustee is engaged in handling funds or other property of any Employee Welfare or Pension Benefit Plan owned, controlled or operated by the Insured or any natural person who is a trustee, manager, officer or employee of any such Plan.
2.	If the bond, in accordance with the agreements, limitations and conditions thereof, covers loss sustained by two or more Employee Welfare or Pension Benefit Plans or sustained by any such Plan in addition to loss sustained by an Insured other than such Plan, it is the obligation of the Insured or the Plan Administrator(s) of such Plans under Regulations published by the Secretary of Labor implementing Section 13 of the Welfare and Pension Plans Disclosure Act of 1958 to obtain under one or more bonds issued by one or more Insurers an amount of coverage for each such Plan at least equal to that which would be required if such Plans were bonded separately.
3.	In compliance with the foregoing, payment by the Company in accordance with the agreements, limitations and conditions of the bond shall be held by the Insured, or, if more than one, by the Insured first named, for the use and benefit of any Employee Welfare or Pension Benefit Plan sustaining loss so covered and to the extent that such payment is in excess of the amount of coverage required by such Regulations to be carried by said Plan sustaining such loss, such excess shall be held for the use and benefit of any other such Plan also covered in the event that such other Plan discovers that it has sustained loss covered thereunder.
4.	If money or other property of two or more Employee Welfare or Pension Benefit Plans covered under the bond is commingled, recovery for loss of such money or other property through fraudulent or dishonest acts of Employees shall be shared by such Plans on a pro rata basis in accordance with the amount for which each such Plan is required to carry bonding coverage in accordance with the applicable provisions of said Regulations.
5.	The Deductible Amount of this bond applicable to loss sustained by a Plan through acts committed by an Employee of the Plan shall be waived, but only up to an amount equal to the amount of coverage required to be carried by the Plan because of compliance with the provisions of the Employee Retirement Income Security Act of 1974.
6.	Nothing herein contained shall be held to vary, alter, waive or extend any of the terms, conditions, provisions, agreements or limitations of the bond, other than as stated herein.
7.	This rider is effective as of 12:01 a.m. on May 16, 2014.

Accepted:

ERISA RIDER

TO COMPLY WITH BONDING REGULATIONS MADE APPLICABLE TO THE

EMPLOYEE RETIREMENT INCOME SECURITY ACT OF 1974.

NOTE: THIS RIDER SHOULD NOT BE USED FOR ANY INSURED EXEMPTED

FROM THE BONDING PROVISIONS OF THE ACT.

REVISED TO JUNE, 1990

LIBERTY MUTUAL INSURANCE COMPANY

(A Massachusetts Stock Insurance Company, hereinafter the “Insurer”)

RIDER NO. 7

Effective Date:	May 16, 2014

To be attached to and form part of Financial Institution Bond, Standard Form No. 14

Bond Number:	FI4NAAZP5K001

In favor of:	Daxor Corporation

It is agreed that:

1.	The attached bond is amended:

(a)	by deleting the first sentence of the Section entitled “DISCOVERY” of this bond;
(b)	by inserting a new Condition as follows:

LOSS SUSTAINED COVERAGE

This bond covers loss sustained during the Bond Period set forth in Item 2 of the Declarations and discovered during the said Bond Period or within one year following the expiration of said Bond Period; provided, however, that no loss is covered if first discovered after any take over of the Insured’s business by any State or Federal official or agency, or by any receiver or liquidator, acting or appointed for such purpose.

(c)	by deleting the Section entitled “LIMIT OF LIABILITY UNDER THIS BOND AND PRIOR INSURANCE” and substituting in its place the following:

If any loss is sustained partly during the Bond Period of this Bond and partly during the period of a prior bond issued by the Underwriter which this Bond replaced, and if said loss is first discovered on a date which is within both the Bond Period of this Bond and the time within which losses may be discovered under said prior bond, the Insured may recover under this Bond and under said prior bond according to their respective terms provided, however, that the total aggregate liability of the Underwriter for the loss shall not exceed the larger of the Single Loss Limit of Liability of this Bond applicable to the loss and the limit of liability of the prior bond applicable to the loss.

2.	This rider is effective as of the time the attached bond is effective.

LOSS SUSTAINED RIDER

FOR USE WITH FINANCIAL INSTITUTION BONDS, STANDARD

FORMS NOS. 14, 15, 24 AND 25 OR EXCESS BANK EMPLOYEE

DISHONESTY BOND, STANDARD FORM NO. 28, TO CONVERT SUCH BOND TO

“LOSS SUSTAINED” FORM. TO BE ATTACHED TO A BOND ONLY AT THE TIME

OF ISSUANCE.

REVISED JANUARY, 2004

Daxor Corporation

Filing Statement

Concerning Fidelity Bond

Rule 17g-1(g)(1)(A)(iii) - Statement as to the period for which premiums have been paid:

The premium is paid for the period May 16, 2014 to May 16, 2015.

Daxor Corporation

Secretary’s Certificate

Rule 17g-1(g)(1)(A)(ii) – Copy of resolution approving the form and amount of the bond:

I, Diane M. Meegan, hereby certify that I am the duly elected and qualified Secretary of Daxor Corporation, a New York corporation (the “Corporation”). I further certify, in such capacity and on behalf of the Corporation, (1) that set forth below is a true, correct and complete copy of the resolutions duly adopted by the Board of Directors of the Corporation approving the amount and form of the fidelity bond adopted by vote of a majority of the members of the Board of Directors of the Corporation, including a majority of the directors who are not interested persons of the Corporation (within the meaning of Section 2(a)(19) of the Investment Company Act of 1940, as amended); and (2) that said resolutions have not been amended, modified or revoked, are in full force and effect as of the date hereof, and are the only resolutions relating to the matters covered thereby:

NOW THEREFORE, BE IT RESOLVED, that the appropriate officers of the Corporation are authorized and directed to obtain the Fidelity Bond to provide coverage for each officer and employee of the Corporation who may singly, or jointly with others, have access to the securities or funds of the Corporation, either directly or through authority to draw upon such funds or to direct generally the disposition of those securities, in that amount approved or ratified by the Board from time to time.

FURTHER RESOLVED, that the Board, including all directors who are not “interested persons” of the Board (as defined in the Investment Company Act of 1940), has determined that the form, terms and the amount of the Fidelity Bond (which is in the aggregate amount of $350,000 to cover, among others, officers and employees of the Corporation, in accordance with Rule 17g-1 under the Investment Company Act of 1940), are reasonable, after reviewing the terms of the Fidelity Bond and having given due consideration to, among other things, the estimated value of the aggregate assets of the Corporation to which any person covered under the Fidelity Bond may have access, the type and terms of the arrangements made for the custody and safekeeping of assets of the Corporation, and the nature of the securities held by the Corporation.

FURTHER RESOLVED, that the Board, including a majority of the Board directors who are not “interested persons” of the Board (as defined in the Investment Company Act of 1940), at least annually will review the Fidelity Bond to determine whether the Fidelity Bond is reasonable in form and amount.

FURTHER RESOLVED, that the appropriate officers of the Corporation be, and each of them acting alone hereby is, designated and directed to make the filings and give the notices required by Rule 17g-1 of the Investment Company Act of 1940, including all filings and notices required by Rule 17g-1(g).

FURTHER RESOLVED, that, provided that the Fidelity Bond is issued in the form, in the amount, and with the terms described, the Fidelity Bond is approved by the Board, including all trustees who are not “interested persons” of the Board (as defined in the Investment Company Act of 1940).

* * *

IN WITNESS WHEREOF, I have signed my name, on this 18th day of September, 2014.

Name: Diane M. Meegan
Title: Secretary